Exhibit 99.(k)(2)

iCapital Fund Advisors LLC

60 East 42nd Street

New York, New York 10165

As of June 16, 2026

HB Wealth Credit Opportunities Fund

60 East 42nd Street 26th Floor

New York, New York 10165

Re:	Expense Limitation and Reimbursement Agreement

Ladies and Gentlemen:

iCapital Fund Advisors LLC (the “Adviser”) hereby confirms its agreement as follows in respect of HB Wealth Credit Opportunities Fund (the “Fund”):

1.            Expense Limitation. For the period from the date of the Fund’s Confidential Private Placement Memorandum filed on the Form N-2 ending on the one-year anniversary thereof (the “Limitation Period”), subject to the terms hereof, the Adviser agrees that, except as provided in Section 2 below, it will forego an amount of its monthly investment advisory fee and pay, absorb or reimburse “Specified Expenses” (as such term is defined in the Fund’s registration statement on Form N-2) of the Fund, to the extent necessary so that, for any fiscal year, the Fund’s Specified Expenses do not exceed 0.50% per annum of the Fund’s net assets (the “Expense Limitation”).  In any month, the Adviser shall reimburse the Fund for Specified Expenses over the Expense Limitation for the fiscal year in which such month occurs by first foregoing at that time the requisite amount of its monthly investment advisory fees under that certain Investment Management Agreement (the “Advisory Agreement”), between the Fund and the Adviser, and then, if such foregone amount is insufficient, by directly reimbursing the Fund for any additional excess Specified Expenses over such Expense Limitation.  For purposes of this letter agreement, the month-end value of the Fund’s net assets will be determined in a manner consistent with the Fund’s Prospectus.

2.            Specified Expenses. The Expense Limitation applies only to the Fund’s Specified Expenses, which include all expenses incurred in the business of the Fund, including the Fund’s organizational and offering expenses, provided that the following expenses are excluded from the definition of Specified Expenses: (i) the Management Fee, Distribution and Servicing Fee and investment interest expenses (i.e., acquired fund fees and expenses, including contribution requirements for investments, expenses and management fees); (ii) interest expenses and related borrowing costs incurred by the Fund; (iii) other investment-related expenses of the Fund; (iv) taxes; and (v) litigation and other extraordinary expenses. “Extraordinary expenses” are expenses incurred by the Fund outside of the ordinary course of its business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceeding, indemnification expenses, and expenses in connection with holding and/or soliciting proxies for a meeting of shareholders.

3.            Term. This letter agreement will remain in effect throughout the Limitation Period, unless terminated by the Fund’s Board of Trustees upon thirty (30) days written notice to the Adviser. This letter agreement may be renewed by the mutual agreement of the Adviser and the Fund for successive terms. Unless so renewed, this letter agreement will terminate automatically at the end of the Limitation Period. This letter agreement will also terminate automatically upon the termination of the Advisory Agreement unless a new investment advisory agreement with the Adviser (or with an affiliate under common control with the Adviser) becomes effective upon such termination.

4.            Excess Expenses.  In consideration of the Adviser’s agreement as provided herein, the Fund agrees to carry forward the amount of the foregone investment advisory fees and Specified Expenses paid, absorbed, or reimbursed by the Adviser, for a period not to exceed three years from the end of the fiscal year in which such fees are foregone or expense is incurred by the Adviser (“Excess Expenses”) and to reimburse the Adviser in the amount of such Excess Expenses as promptly as possible, on a monthly basis, even if such reimbursement occurs after the termination of the Limitation Period, provided that the Specified Expenses have fallen to a level below the Expense Limitation and the reimbursement amount does not raise the level of Specified Expenses in the month the reimbursement is being made to a level that exceeds the Expense Limitation.  For the avoidance of doubt, if, at the end of any fiscal year in which the Fund has reimbursed the Adviser for any Excess Expenses, the Fund’s Specified Expenses for such fiscal year exceed the Expense Limitation, the Adviser shall promptly pay the Fund an amount equal to the lesser of: (i) the amount by which the Fund’s Specified Expenses for such fiscal year exceed the Expense Limitation; and (ii) the amount of reimbursements for Excess Expenses paid by the Fund to the Adviser in such fiscal year.  Any payment by the Adviser to the Fund pursuant to the foregoing sentence shall be subject to later reimbursement by the Fund in accordance with this Section 4.  The Fund’s obligations under this Section 4 shall survive termination of this letter agreement.

5.            Entire Agreement; Amendment. This letter agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements between the parties hereto relating to the matters contained herein and may not be modified, waived or terminated orally and may only be amended by an agreement in writing signed by the parties hereto.

6.            Construction and Forum. This letter agreement shall be governed by the laws of the State of New York, without regard to its conflicts of law principles. Each of the parties hereto irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York, in any action or proceeding arising out of or relating to this letter agreement or the transactions contemplated hereby, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court.

7.            Counterparts. This letter agreement may be executed in any number of separate counterparts, each of which shall be deemed an original, but the several counterparts shall together constitute but one and the same agreement of the parties hereto.

8.            Severability. If any one or more of the covenants, agreements, provisions or texts of this letter agreement shall be held invalid, then such covenants, agreements, provisions or terms shall be deemed severable from the remaining covenants, agreements, provisions or terms of this letter agreement and shall in no way affect the validity or enforceability of the other provisions of this letter agreement.

iCAPITAL FUND ADVISORS LLC:

By:	/s/ Michael Stanton
Name: Michael Stanton
Title: Authorized Signatory

Accepted and Agreed:

HB WEALTH CREDIT OPPORTUNITIES FUND

By:	/s/ Nicholas Veronis
Name: Nicholas Veronis
Title: President

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